Prospectus                                                        Rule 424(b)(3)
                                                                 File #333-82568

                                   SUPPLEMENT
                              Dated September 10, 2002
                                       To
                                   PROSPECTUS
                 Dated February 26, 2002, as amended May 1, 2002

                    ----------------------------------------

As described in the prospectus on page 17, under Business: Future Growth Strategy, "an important element of our future strategy is the successful registration of our subsidiary, MCAP Investment Banking Services, as a broker-dealer." This supplement addresses that completed registration.

  Investment Banking Services

  On September 6, 2001, MentorCap established a wholly owned corporate subsidiary, MCAP Investment Banking Services, Inc., or MCAP. This subsidiary was formed in expectation of obtaining a broker/dealer license through the SEC and membership in the NASD.

  The initial application for registration as a broker/dealer was filed with the NASD on or about October 8, 2001. On March 14, 2002, the NASD approved the broker/dealer license for MCAP, enabling it to underwrite private placements and public offerings for its clients. MCAP intends to specialize in smaller initial public offerings, generally ranging from $1 to $5 million dollars. MCAP intends to focus on funding companies that offer revolutionary and patented consumer products that we believe have mass appeal and sizeable national and international sales potential.

As described in the prospectus on page 17, under Business: Future Growth Strategy, MentorCap, from time to time, may pursue "partnering or joint venture agreements with companies whose products or services lend themselves to our direct marketing strategies." To date, MentorCap has reviewed more than 1,500 companies as potential partnering/joint venture candidates. This supplement supplies additional information related to such partnering or joint venture agreements entered into by MentorCap.

  Product Development Agreement Signed with AgriHouse, Inc.

  Establishment of Wholly-owned Subsidiary, AeroGrow International, Inc.

  On June 25, 2002, MentorCap executed an exclusive agreement with AgriHouse, Inc., to develop, manufacture and market a low cost, consumer, aeroponic kitchen crop appliance (tm), the AeroGrow(tm) Kitchen Garden(tm).

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  AgriHouse was founded by Richard Stoner, who in 1982 was the first person to develop, manufacture and market a commercial aeroponic growing unit in the United States. MentorCap, building on Stoner's 20-year history and patented aeroponic technology, is developing the first consumer, aeroponic kitchen crop appliance.

  Aeroponics technology is featured in Disney World, Epcott Center's Future World in a 4-acre soil less garden exhibit called "The Land."

  Stoner's Aeroponics technology was also tested by NASA for its potential in "space farming." When compared with the top two soil-less growing methods, Stoner's aeroponics unit grew 82% more biomass in the same period of time.

  MentorCap has formed a wholly owned subsidiary named AeroGrow International Inc., to design, manufacture and market this new product nationally and internationally.

  The terms of MentorCap's agreement with AgriHouse grant us the right to use AgriHouse's patent and all of the NASA research, data, and test results in the development and marketing of the AeroGrow Kitchen Garden. In addition, the product development agreement grants MentorCap the exclusive worldwide direct marketing rights for the AeroGrow unit.

  As of the date of this supplement, the final research and development on the Kitchen Garden unit is in final prototype stage. In addition, a website has been launched at http://www.aerogrow.com. Mentor Cap has engaged the services of patent counsel and intends to file two utility patents and one design patent for the AeroGrow Kitchen Garden unit within 30 days from the date of this supplement. Upon review of accessible and relevant existing patent filings, counsel believes MentorCap's proposed Aeroponic growing apparatus utility patents do not infringe on existing patents, offer a novel apparatus and method for Aeroponic crop production, and are patentable based upon prior art.

  The proposed unit is intended to allow consumers to easily grow organic
  vegetables, herbs and flowers, indoors, year round.   We believe this unit has
  the potential to appeal to a variety of sizable markets such as:

  * The home gardening market of both experienced inexperienced gardeners -- Potentially appealing to consumers that can't grow year round, especially those in geographically challenged areas with long winters and short growing seasons, as well as those city dwellers with limited land or living space such as condo or apartment residents.
  * The health conscious market of individuals who want to eat healthy and place value on home grown organic vegetables.
  * The gourmet cook and home chef market that may want countertop access to fresh cooking herbs and vegetables

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  * The gift market --  The aeroponic Kitchen Garden may be an appealing gift for children, parents and spouses for Christmas, Mothers Day, birthdays, etc.

  We believe that there is a sizable worldwide market for a low cost, easy to use, attractive, aeroponic home unit designed as a kitchen appliance.

  On June 25th, 2002, an additional marketing agreement was entered into between MentorCap and AgriHouse for its ODC/Beyond liquid growth enhancer for plants, flowers and vegetables. This agreement grants MentorCap the exclusive US direct marketing rights and the non-exclusive worldwide rights for the ODC/Beyond products. This formula was tested by NASA on the Mir space station and was proven to significantly increase crop yields compared to plants grown without the formula. The ODC formula is patented.

  Benefits claimed by the manufacturer include accelerated plant growth and strengthened plant immune system and stress tolerance. This offers potentially improved plant growth in harsh environmental conditions such as drought, extreme temperature variations and infestation by harmful insects. Use of this product potentially reduces or eliminates the need for pesticides.

  We believe that there is a growing consumer awareness of the negative health and environmental consequences of pesticide use. We also believe that the organic nature of the ODC formula, combined with its potential for accelerated plant growth, offers a large potential consumer and retail market for the ODC/Beyond product.

  Product Development Agreement: Voice Powered Technology, LLC.

  On July 19th, 2002, MentorCap entered into an exclusive product development agreement with Voice Powered Technologies, LLC. Voice Powered Technologies has the worldwide manufacturing and marketing rights to a hand held, patented voice recognition technology for a product called the Voice Organizer IQ.

  This product development agreement grants MentorCap the right to use the existing patented voice recognition algorithms as a core engine for use in the development of a proposed, unique, hand held, voice powered scheduler/organizer that intends to utilize a new generation of voice recognition and voice to text technology. The agreement grants MentorCap the exclusive worldwide direct marketing rights for the new, proposed voice organizer.

  The Intended Features and Functions of the Hand Held Voice Organizer:

    The proposed unit easily and automatically keeps users aware of their schedules, deadlines and appointments. The user simply speaks a message with the time and date to be reminded and the "voice organizer" will play the message back on the exact time and day requested.

    We intend to design the unit to be compatible with the two primary, low cost, desktop based, voice recognition software packages on the market. This would potentially allow the user to dictate or record up to four hours in their hand held voice organizer and using a standard USB port connector, link to their computer where the voice to text software can transcribe the message into a standard Microsoft Word document.

    MentorCap intends for the proposed unit to interface with Microsoft's Outlook scheduling, calendar and task management system, allowing users to speak new appointments to the voice organizer and upload those appointments to their Outlook calendar. It is intended that appointments in Outlook can also be downloaded from their computer to their voice organizers so the user can be verbally reminded of important appointments when out of the office or traveling.

  The original Voice Organizer IQ was developed by Voice Powered Technology, Inc., a California based corporation founded in 1989 by MentorCap's current CEO, Michael Bissonnette.

  We believe that there is a large and growing market for a simple, consumer friendly, voice controlled alternative to the palm sized organizers such as the Palm Pilot or the Pocket PC.